UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Gilat Satellite Networks Ltd.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.20 PER SHARE

(Title of Class of Securities)

M51474100

(CUSIP Number)

Ronit Even
Rubinstein House, 20 Lincoln St., Tel Aviv, 67134 , Israel

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Fishman Family Properties Management (1988) Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO.
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 391,353
	8	Shared Voting Power : 123,065
	9	Sole Dispositive Power : 391,353
	10	Shared Dispositive Power : 123,065
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 514,418
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 2.31%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Fishman Family Properties Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 991,985
	8	Shared Voting Power : 123,065
	9	Sole Dispositive Power : 991,985
	10	Shared Dispositive Power : 123,065
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,115,050
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 5.02%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). T.L.C. Finance and Management Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO.
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 123,065
	8	Shared Voting Power
	9	Sole Dispositive Power : 123,065
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 123,065
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.55%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). P.C.P. Design Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO.
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 714,732
	8	Shared Voting Power
	9	Sole Dispositive Power : 714,732
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 714,732
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 3.21%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Fishman Chains Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO.
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 714,732
	8	Shared Voting Power
	9	Sole Dispositive Power : 714,732
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 714,732
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 3.21%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). E.T. Fishman Properties (1998) Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO.
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 991,985
	8	Shared Voting Power : 123,065
	9	Sole Dispositive Power : 991,985
	10	Shared Dispositive Power : 123,065
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,115,050
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 5.02%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eliezer Fishman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO.
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power : 2,221,135
	9	Sole Dispositive Power
	10	Shared Dispositive Power : 2,221,135
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,221,135
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 9.99%
14	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tova Fishman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO.
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power : 1,506,403
	9	Sole Dispositive Power
	10	Shared Dispositive Power : 1,506,403
11	Aggregate Amount Beneficially Owned by Each Reporting Person : 1,506,403
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 6.78%
14	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anat Menipaz
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO.
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power : 2,221,135
	9	Sole Dispositive Power
	10	Shared Dispositive Power : 2,221,135
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,221,135
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 9.99%
14	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eyal Fishman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO.
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power : 2,221,135
	9	Sole Dispositive Power
	10	Shared Dispositive Power : 2,221,135
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,221,135
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 9.99%
14	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ronit Fishman-Ofir
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO.
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power : 2,221,135
	9	Sole Dispositive Power
	10	Shared Dispositive Power : 2,221,135
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,221,135
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 9.99%
14	Type of Reporting Person (See Instructions) IN

Item 1.     Security And Issuer

This Amendment No.6 (“Amendment No. 6”) to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated March 14, 2003 , the Amendment No. 1 to Schedule 13D, dated December 2, 2003, the Amendment No. 2 to Schedule 13D, dated January 27, 2004, the Amendment No. 3 to schedule 13D, dated February 17, 2004 the Amendment No. 4 to Schedule 13D, Dated March 16,2004 and the Amendment No. 5 dated March 17, 2004 filed by the undersigned, relating to the ordinary shares, par value NIS 0.20 per share (“Ordinary Shares”), of Gilat Satellite Networks Ltd., a corporation organized under the laws of Israel (the “Company” or “Gilat”), the principal executive offices of which are located at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel.

This Amendment No. 6 is being filed by the undersigned to report the sale of 273,570 Ordinary Shares.

Item 2.     Identity and Background

(a)	This Amendment No. 6 is being filed on behalf of:

(i)	Fishman Family Properties Management (1988) Ltd. ("FFPM");

(ii)	Fishman Family Properties Ltd. (“FFP”);

(iii)	Fishman Chains Ltd. (“FC”);

(iv)	T.L.C. Finance and Management (1989) Ltd. ("TLC");

(v)	P.C.P. Design Ltd. ("PCP");

(vi)	E.T. Fishman Properties (1998) Ltd. ("ETFP");

(vii)	Eliezer Fishman;

(viii)	Tova Fishman;

(ix)	Anat Menipaz;

(x)	Eyal Fishman; and

(xi)	Ronit Fishman-Ofir

        (The entities listed in (i) through (xi) above are collectively referred to as “Reporting Persons.” The individuals listed in (vii) through (xi) above are collectively referred to as the “Fishman Family Members” or “Members of the Fishman Family”.)

        This Amendment No. 6 relates to Ordinary Shares held by each of the Reporting Persons.

        All of the Reporting Persons listed in (i) through (vi) above are organized under the laws of the State of Israel. The address of the principal office of the Reporting Persons is Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel, with the exception of PCP, which has its principal office at 7 Tulipman Street, Old Industrial Zone, Rishon LeZion, 75054, Israel,

The principal business of FFPM and FFP is managing real estate and other investment holdings. The principal business of FC, TLC and ETFP is managing various holding in diverse industries.  The principal business of PCP is retail furniture sales.

        Members of the Fishman Family are controlling shareholders collectively of FFPM, FC and, ETFP as follows:

•	FFPM is controlled by the Fishman Family Members, who collectively hold approximately 100% of FFPM’s issued share capital. The Fishman Family Members who hold shares in FFPM are as follows: Eliezer Fishman (26%), Tova Fishman (26%), Anat Menipaz (16%), Eyal Fishman (16%), and Ronit Fishman-Ofir (16%).

•	FC is controlled by the Fishman Family Members, who collectively hold approximately 97.5% of FC’s issued share capital. The Fishman Family Members who hold shares in FC are as follows: Eliezer Fishman (55.5%), Anat Menipaz (14%), Eyal Fishman (14%), and Ronit Fishman-Ofir (14%).

•	ETFP is controlled by Fishman Family Members, who collectively hold approximately 100% of ETFP’s issued share capital. The Fishman Family Members who hold shares in ETFP are as follows: Eliezer Fishman (26%), Tova Fishman (26%), Anat Menipaz (16%), Eyal Fishman (16%), and Ronit Fishman-Ofir (16%).

        TLC is a subsidiary of FFPM and FFP. FFPM holds 67.98% of TLC’s share capital. The remaining 32.02% of TLC’s share capital is held by FFP.

        FFP is a wholly owned subsidiary of ETFP.

        PCP is a wholly owned subsidiary of FC.

(b)     The principal address of each of the Fishman Family Members is Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel.

        Set forth in Schedule A is the name, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the each of the directors and executive officers of the Reporting Persons, as of the date hereof.

(c)     See Schedule A.

(d)     During the past five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule A attached hereto, was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the past five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     See Schedule A.

Item 3.     Source and Amount of Funds or Other Consideration

N.A.

Item 4.     Purpose of Transaction

Liquidation of assets.

Item 5.     Interest in Securities of the Issuer

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

This Amendment No. 6 is being filed by the undersigned to report the sale of 273,570 Ordinary Shares.

The filing of this Amendment No. 6 to the Schedule 13D shall not be construed as an admission that any Reporting Person or any of their respective members, officers, employees, affiliates or partners, as applicable, are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Schedule 13D. In addition, the filing of this Amendment No. 6 to this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this Schedule 13D for any purposes other than Section 13(d) or Section 13(g) of the Securities Act of 1934.

For FFPM

(a)	Amount Beneficially Owned Directly 391,353 (1.76%) Ordinary Shares. See also (b) below for FFPM indirect holdings.

(b)	FFPM owns the above Ordinary Shares directly and has sole power to vote or direct the vote of such shares and sole power to dispose or to direct the disposition of such shares. FFPM may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of, an additional 123,065 (0.55%) Ordinary Shares through its subsidiary TLC.

For FFP

(a)	Amount Beneficially Owned Directly 991,985 (4.47%) Ordinary Shares. See also (b) below for FFP indirect holdings.

(b)	FFP owns the above Ordinary Shares directly and has sole power to vote or direct the vote of such shares and sole power to dispose or to direct the disposition of such shares. FFP may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of, an additional 123,065 (0.55%) Ordinary Shares through its subsidiary TLC.

For TLC

(a)	Amount Beneficially Owned Directly: 123,065 (0.55%) Ordinary Shares.

(b)	TLC owns the above Ordinary Shares directly and has sole power to vote or direct the vote of such shares and sole power to dispose or to direct the disposition of such shares.

For PCP

(a)	Amount Beneficially Owned: 714,732 (3.21%) Ordinary Shares.

(c)	PCP owns the above Ordinary Shares directly and has sole power to vote or direct the vote of such shares and sole power to dispose or to direct the disposition of such shares.

For FC

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for FC indirect holdings.

(b)	FC may be considered to have beneficial ownership of, and sole power to vote or direct the vote of, and dispose of or direct the disposition of 714,732 (3.21%) Ordinary Shares through its wholly owned subsidiary PCP.

For ETEP

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for ETFP indirect holdings.

(b)	ETFP may be considered to have beneficial ownership of, and sole power to vote or direct the vote of, and dispose of or direct the disposition of 991,985 (4.47%) Ordinary Shares through its wholly owned subsidiary FFP. FFP may also be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of, an 123,065 (0.55%) Ordinary Shares through its indirect subsidiary TLC.

For Eliezer Fishman:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for Eliezer Fishman's indirect holdings.

(b)	As a director and major shareholder of FFPM, FC and ETFP Eliezer Fishman, may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of the 2,221,135 (9.99%) Ordinary Shares beneficially held by FFPM, FC, ETFP collectively (see discussion above concerning each such entity’s beneficial ownership of Ordinary Shares).

For Tova Fishman:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for Tova Fishman's indirect holdings.

(b)	As a director and major shareholder of FFPM and ETFP Tova Fishman, may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of the 1,506,403 (6.78%) Ordinary Shares beneficially held by FFPM and ETFP collectively (see discussion above concerning each such entity’s beneficial ownership of Ordinary Shares).

For Anat Menipaz:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for Anat Menipaz's indirect holdings.

(b)	As a major shareholder of FFPM , ETFP and FC, Anat Menipaz may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of the 2,221,135 (9.99%) Ordinary Shares beneficially held by FFPM, ETFP and FC collectively (see discussion above concerning each such entity’s beneficial ownership of Ordinary Shares).

For Eyal Fishman:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for Eyal Fishman's indirect holdings.

(b)	As a major shareholder of FFPM, ETFP and FC, Eyal Fishman may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of 2,221,135 (9.99%)Ordinary Shares beneficially held by FFPM, ETFP and FC collectively (see discussion above concerning each such entity’s beneficial ownership of Ordinary Shares).

For Ronit Fishman-Ofir:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for Ronit Fishman-Ofir's indirect holdings.

(b)	As a major shareholder of FFPM, ETFP and FC, Ronit Fishman-Ofir may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of 2,221,135 (9.99%)Ordinary Shares beneficially held by FFPM, ETFP and FC collectively (see discussion above concerning each such entity’s beneficial ownership of Ordinary Shares).

(c)	Except as set forth in Item 6 below, the Reporting Persons have not effected or caused to be effected any transactions with respect to the Ordinary Shares in the 60 days prior to the date hereof

(d)	The Reporting Persons are not aware of any other person with the right to receive the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Shares beneficially owned by them.

(e)	All of the Fishman Family Members are citizens of the State of Israel.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.     Material to be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2004

Fishman Family Properties Management (1988) Ltd. BY: /S/ Ronit Even —————————————— Ronit Even Director

Fishman Family Properties Ltd. BY: /S/ Ronit Even —————————————— Ronit Even Director

Fishman Chains Ltd. BY: /S/ Ronit Even —————————————— Ronit Even Director

T.L.C. Finance and Management (1989) Ltd. BY: /S/ Ronit Even —————————————— Ronit Even Director

P.C.P. Design Ltd. BY: /S/ Eyal Fishman —————————————— Eyal Fishman Director

E.T. Fishman Properties (1998) Ltd. BY: /S/ Eliezer Fishman —————————————— Eliezer Fishman Director

BY: /S/ Eliezer Fishman —————————————— Eliezer Fishman

BY: /S/ Tova Fishman —————————————— Tova Fishman

BY: /S/ Anat Menipaz —————————————— Anat Menipaz

BY: /S/ Eyal Fishman —————————————— Eyal Fishman

BY: /S/ Ronit Fishman-ofir —————————————— Ronit Fishman-ofir

SCHEDULE A

1. EXECUTIVE OFFICERS AND DIRECTORS OF FISHMAN FAMILY PROPERTIES

MANAGEMENT (1988) LTD

The names of the Directors and the names and titles of the Executive Officers of FFPM and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of FFPM at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to FFPM and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman	Director, FFPM and Various Other Entities.
Tova Fishman	Director, FFPM and Various Other Entities.
Ronit Even	Director, FFPM and Various Other Entities.
Director	-

2. EXECUTIVE OFFICERS AND DIRECTORS OF FISHMAN FAMILY PROPERTIES LTD.

The names of the Directors and the names and titles of the Executive Officers of FFP and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of FFP at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to FFP and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman	Director, FFP and Various Other Entities.
Tova Fishman	Director, FFP and Various Other Entities.
Ronit Even	Director, FFP and Various Other Entities.

3. EXECUTIVE OFFICERS AND DIRECTORS OF TLC FINANCE AND MANAGEMENT (1989) LTD.

The names of the Directors and the names and titles of the Executive Officers of TLC and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of TLC at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to TLC and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman	Director, TLC and Various Other Entities.
Ronit Even	Director, TLC and Various Other Entities.
Yigal Lavi	Director, TLC.

4. EXECUTIVE OFFICERS AND DIRECTORS OF P.C.P. DESIGN LTD.

The names of the Directors and the names and titles of the Executive Officers of PCP and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of PCP at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to PCP and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Anat Menipaz*	Director, PCP and Various Other Entities.
Eyal Fishman*	Director, PCP and Various Other Entities.
Ronit Fishman-ofir*	Director, PCP and Various Other Entities.
*Director	-

5. EXECUTIVE OFFICERS AND DIRECTORS OF E.T. FISHMAN PROPERTIES (1998) LTD.

The names of the Directors and the names and titles of the Executive Officers of ETFP and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of ETFP at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ETFP and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman	Director, ETFP and Various Other Entities.
Tova Fishman	Director, ETFP.

6. EXECUTIVE OFFICERS AND DIRECTORS OF FISHMAN CHAINS LTD.

The names of the Directors and the names and titles of the Executive Officers of FC and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of FC at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to FC and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eyal Fishman	Director, FC and Various Other Entities.
Anat Menipaz	Director, FC and Various Other Entities.
Ronit Fishman-ofir	Director, FC and Various Other Entities.
Ronit Even	Director, FC and Various Other Entities.